

Mail Stop 3628

December 3, 2008

Via Facsimile and U.S. Mail

R. Claiborne Richards, Jr.
Senior Vice President—Corporate Counsel
Healthways, Inc.
701 Cool Springs Boulevard
Franklin, TN 37067

>   **Re: Healthways, Inc.**
>   **Schedule TO-I**
>   **Filed December 2, 2008**
>   **File No. 005-42749**

Dear Mr. Richards:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

1. We note that the offer is conditioned on the tender of a minimum number of options in an amount greater than 80% of the total number of shares underlying all eligible options. Please note that if you waive the minimum condition, which in our view is a material offer condition, five business days must remain in the offer and the offer document must be amended to disclose the change. Please confirm your understanding.

Summary of Terms, page 2

When will I receive my Cash Payment, page 2

2. We note that the offer expires on December 30, 2008 and that option holders will
   be paid through the payroll system in "early 2009." In addition, we note that the
   letter of transmittal indicates that payment will be made "as soon as practicable"
   following expiration. Please tell us how you are complying with the prompt
   payment requirement of Rule 13e-4(f)(5). Refer to the discussion of prompt
   payment in Section II.D. of SEC Release 34-43069.

The Offer, page 7

Offer Expiration Time, page 7

3. Please remove the references to a subsequent offering period throughout your
   document, since this is an issuer tender offer subject to Rule 13e-4, rather than a
   third-party tender offer subject to Regulation 14D. Refer to Section II.G.1. of
   SEC Release 33-7760.

Cash Payment for Eligible Options, page 8

Amount of Cash Payment, page 8

4. Please explain to us the purpose of the language that your interpretation of the
   terms of the offer will be final and binding. Please disclose, here and throughout
   your document, that only a court of competent jurisdiction can make a
   determination that will be final and binding upon the parties. In addition, please
   disclose that security holders may challenge your determinations

Miscellaneous; Forward-Looking Statements, page 19

5. Please revise to omit the reference to the Private Securities Litigation Reform Act
   of 1995, since the safe harbor is not available for statements made in connection
   with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and
   Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making
   further references to the PLSRA or its safe harbor provision in any future press
   releases or other communications relating to this offer.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amended filing to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our

comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: J. Page Davidson, Esq.
         Bass, Berry & Sims PLC